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Amanda Greenberg · 3rd

CEO and Co-Founder at Balloon

San Francisco Bay Area · Contact info

3,916 followers · 500+ connections

Balloon

Dartmouth College

Experience

CEO and Co-Founder
Balloon
2018 - Present · 4 yrs 2 mos
San Francisco Bay Area

+3

Contributor / Women@Forbes
Forbes
2017 - Present · 5 yrs 2 mos
San Francisco Bay Area

I write about what makes people tick.

The Cadmus Group, Inc.
4 yrs 8 mos
Arlington, VA

- **Associate, Public Health Communications and Policy Practice**
  2010 - 2014 · 4 yrs
- **Senior Analyst, Public Health Communications and Policy Practice**
  Jun 2009 - Jun 2010 · 1 yr 1 mo

Fellow
QIT Health Innovators Fellowship
Feb 2013 - Apr 2013 · 3 mos
Pittsburgh, PA

Team Co-Leader
Health Design Challenge
Nov 2012 - Jan 2013 · 3 mos

Our entry, "Reimagining the Patient Record," was included in the showcase (top 25 out of 230+ entries) of the best designs for the industry to learn from and be inspired by - the entry "inspired the judges and challenged the status quo." The showcase, including our design, can be viewed here: http://healthdesignchallenge.com/#showcase. ...see more

See all 8 experiences